Exhibit 99.1

New Gold Announces Management Change

TORONTO, Oct. 22, 2018 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) announces the departure of Cory Atiyeh, Executive Vice President, Operations, effective October 22, 2018.

With the recently announced sale of the Mesquite Mine and the sale of Peak Mines earlier in the year, New Gold is repositioning itself as a leading, Canadian-focused intermediate producer with a simplified operational structure focused on two operating assets.   Over the coming months, Renaud Adams, President and Chief Executive Officer, will work directly with the General Manager of Rainy River, Chuck Hennessey, and the General Manager of New Afton, John Ritter, to provide support and oversight for both operations, particularly at the Rainy River Mine during this critical ramp-up period.

"The entire New Gold team would like to thank Cory for his significant contribution to the Company over the past 12 years, and we wish him all the best with his future endeavours. On a personal note, I would like to thank him for his assistance during my transition as his knowledge, perspective and contribution have been invaluable," stated Renaud Adams, President and Chief Executive Officer. He continued, "I am looking forward to working directly with our General Managers at Rainy River and New Afton as we execute on our strategic direction and create sustainable value for our shareholders."

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

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SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2018/22/c6503.html

%CIK: 0000800166

For further information: Anne Day, Vice President, Investor Relations, Direct: +1 (416) 324-6003, Email: anne.day@newgold.com; Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Toll free: +1 (888) 315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:00e 22-OCT-18